[LETTERHEAD OF WILMER CUTLER PICKERING HALE AND DORR LLP]



August 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Owen Pinkerton, Senior Counsel

Re:   FSP Galleria North Corp.
      Amendment No. 2 to Form 10
      Filed on July 6, 2006
      File No. 000-51940

Dear Mr. Pinkerton:

On behalf of our client, FSP Galleria North Corp. (the "Company"), we have set forth below responses to the comments to the Company's Amendment No. 2 to the Registration Statement on Form 10 (the "Registration Statement") provided by you to Mr. George J. Carter in a letter dated July 17, 2006 (the "Letter"). Such responses are based upon information provided to us by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In some instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement. Such changes are reflected in the third amendment to the Registration Statement being filed with the Commission by electronic submission concurrently with this letter (the "Revised Registration Statement"). Page numbers referred to in the responses in this letter reference the applicable pages of the Revised Registration Statement. Capitalized terms used in this letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement. For your convenience, we are also providing you with a copy of the Revised Registration Statement marked to show the changes made to the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

1. We note that your distributions paid to preferred stockholders are in excess of earnings and operating cash flows for the year ended December 31, 2005 and quarter ended March 31, 2006. In your liquidity discussion, please include how you have funded these distributions considering this shortfall and how you plan to fund these distributions in the future.

Securities and Exchange Commission
Attn:  Owen Pinkerton, Senior Counsel
August 10, 2006
Page 2


Response

      Please see the additional disclosure on page 15 and 16 of the Revised Registration Statement.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 31

2. We note your response to comment 5. Please expand the components of distributions table to include the period ended March 31, 2006.

Response

      We are unable to expand the components of the distributions table for the three months ended March 31, 2006 because the tax year is not complete. In order to calculate the return of capital and ordinary income percentages for distributions paid in the quarter ended March 31, 2006 distributions paid for the year, ordinary income and other tax calculations for the tax year would be required to complete the calculation. It is not possible for us to estimate the extent to which distributions for the year ending December 31, 2006 (or for any interim period within 2006, such as the three months ended March 31, 2006) would be comprised of return of capital and ordinary income without significant time and expense and, in any event, we would have limited confidence in the reliability of any such estimate.


Notes to Financial Statements, pages F-7 to F-16

3. Please update all your footnotes to include first quarter ended March 31, 2006 information.

Response

      Please see the additional disclosure on pages F-7 to F-16 of the Revised Registration Statement.

Please telephone the undersigned at (617) 526-6630 with any questions or comments concerning this filing.


Very truly yours,

/s/  Brian M. Gordon

Brian M. Gordon